300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 11, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Liz Walsh

Robert Babula

Andrew Blume

Re:	SunEdison Yieldco, Inc.
Confidential Draft Registration Statement on Form S-1
(CIK NO. 0001599947), originally submitted on February 14, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, SunEdison Yieldco, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), a second Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 14, 2014 from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on February 14, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research

Hong Kong    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

U.S. Securities and Exchange Commission

reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that at this time neither it, nor anyone on its behalf, has presented written communications to potential investors. In addition, to the Company’s knowledge, to date, no broker or dealer that is participating or will participate in the Company’s offering has prepared, published or distributed research reports about the Company. The Company further advises the Staff that, if any such communications are used or reports are published, it will supplementally provide the same to the Staff.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response: The Company acknowledges the Staff’s comment. The Company will provide the price range, the number of shares to be offered and the other information left blank that is not permitted to be excluded pursuant to Rule 430A promulgated under the Securities Act as promptly as practicable in a subsequent amendment to the registration statement to allow the Staff sufficient time to review the completed disclosure prior to any distribution of the preliminary prospectus.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: The Company acknowledges the Staff’s comment and will provide copies of any graphical materials or artwork and related captions as promptly as practicable in a subsequent amendment to the registration statement to allow the Staff sufficient time to review prior to the distribution of the preliminary prospectus.

4.	Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Response: The Company confirms that it will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5.	With respect to all third-party statements in your prospectus - such as market data by Bloomberg New Energy Finance, the U.S. Energy Information Administration and GTM Research - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company is submitting to the Staff copies of the relevant portions of the industry research reports that are cited in the Prospectus, on a supplemental basis as Appendix 1 hereto, along with the paper copy of this letter that is being transmitted by overnight courier. Such reports contain the relevant excerpts marked to identify the portions that support the statements included in the Prospectus. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act (“Rule 418(b)”), that the Staff return all such reports included in Appendix 1 to the undersigned once the Staff has completed its review.

In addition, the Company respectfully informs the Staff that none of the third-party reports were commissioned by or prepared for the Company in connection with the offering.

Cover Page

6.	We note your disclosure, “[t]he holders of our Class B common stock will hold the remaining % of the voting power in us.” Please revise this disclosure to identify that the initial holder of your Class B common stock will be SunEdison.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Prospectus to identify that the initial holder of our Class B common stock will be SunEdison.

About Yieldco, page 1

7.	Please provide support for the statement that “[y]our Sponsor is a solar industry leader,” also found on page 110.

Response: The statement that the Sponsor is a solar industry leader is based on, among other things, its market share and history of innovation in the solar industry. With respect to the Sponsor’s market share, the Company is supplementally providing the Staff with third-party information attached as Appendix 2 hereto (all such information included in Appendix 2, the “Supplemental Information”) together with the paper copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b), that the Staff return all of the Supplemental Information to the undersigned once the Staff has completed its review.

The IHS report included in Appendix 2 reflects that the Sponsor had the third-largest market share among global PV integrators in 2012 and the fifth largest market share in 2013, with the 30 largest integrators accounting for approximately 19% of the market share in 2012 and approximately 30% of the market share in 2013. In addition, GTM Research’s analysis included in Appendix 2 reflects that the Sponsor had the largest market share among U.S. commercial non-residential installers/integrators in 2013, with the top 50 installers/integrators accounting for approximately 67% of the non-residential MWh installed. A GTM Research report included in Appendix 2 also reflects that the Sponsor had the fourth largest solar project pipeline out of 30 listed project developers as of March 31, 2014.

U.S. Securities and Exchange Commission

Additionally, the Sponsor has achieved a number of solar industry firsts throughout its history, including:

•	1962 - Developed dislocation-free CZ silicon crystal growth process, which is used in the manufacture of silicon wafers for solar application;

•	1975 - Achieved first commercial production of 100mm wafers used in solar application;

•	2003 - Signed first solar PPA; and

•	2010 - Built the largest single PV plant in Europe at that time (70 MW).

8.	Please provide support for the statement that “[d]emand for renewable energy among [y]our customer segments is accelerating due to the emergence of grid parity in various energy markets, the lack of commodity price risk in renewable energy generation and strong political and social support,” also found on page 109.

Response: In response to the Staff’s comment, the Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support the statement in the Prospectus cited in the Staff’s comment. Specifically, the Company is providing an analysis prepared by Bloomberg New Energy Finance indicates increasing grid parity and that a number of key energy markets are expected to achieve grid party over the next several The Company has revised the disclosure on pages 2 and 118 of the Prospectus to include additional disclosure on how the Company evaluates grid parity, which is on an individual site or customer basis, taking into account numerous factors that will impact grid parity.

The Company respectfully advises the Staff that solar energy generation is not subject to commodity price risk due to the fact that there is no fuel cost associated with solar energy, which is unlike traditional energy generation where the input has an associated cost (e.g., coal or oil).

In addition, the Company believes that strong political and social support for renewable energy is evidenced by the various incentives and financial mechanisms that have been established in many countries and jurisdictions, including the markets that the Company intends to initially target, to reduce the cost of solar energy and accelerate the adoption of solar energy. These incentives include investment tax credits, cash grants, tax abatements, loan guarantees, rebates and renewable energy credits or green certificates, as well as net energy metering programs. These incentives have helped to catalyze private sector investments in solar energy and efficiency measures and to accelerate the attainment of grid parity in certain markets. The Company has summarized these programs that are material to the Company’s business in the section titled “Business—Government Incentives” beginning on page 131 of the Prospectus.

9.	Please provide further details regarding the timing of your entry into the Support Agreement with your Sponsor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 95, 117 and 149 of the Prospectus to indicate that the Support Agreement will be entered into immediately prior to the consummation of the offering contemplated by the Prospectus.

U.S. Securities and Exchange Commission

10.	We note your indication here and elsewhere in your registration statement that you have acquisition opportunities available to you in the future, such as the Call Right Projects. Please highlight the inherent conflicts of interest associated with such offer, considering you share the same executive officers. In this regard, we note your disclosure on page 11. Please also explain why these assets, as opposed to any of your Sponsor’s other assets, were included in the terms of the Support Agreement and why they would be attractive assets for you to acquire.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 12 and 13 of the Prospectus under the heading “Conflicts of Interest.” The Company respectfully informs the Staff that the Sponsor is providing the Company with a dedicated management team that is focused on the operations and management of the Company. The Company’s executive officers and other key officers will remain employed by and, in certain cases, will continue to serve as an executive officer or other senior officer of, the Sponsor or its affiliates. However, pursuant to the Management Services Agreement, all of these individuals will be dedicated to operating and managing the Company’s business. As described on page 13 of the Prospectus, any material transaction between the Company and the Sponsor will require prior approval by the Company’s Corporate Governance and Conflicts Committee, which will be comprised exclusively of directors who satisfy the independence requirements under the applicable laws and regulations of the SEC and the stock exchange on which the Company’s Class A common stock will be listed. The Company has clarified on page 12 of the Prospectus that its related party transaction policy will apply with respect to transactions with the Sponsor under the Support Agreement.

In addition, the Company has added disclosure on pages 5 and 122 of the Prospectus to explain how the projects that comprise the Call Right Projects were selected. The Company respectfully advises the Staff that the listed projects were included in the Support Agreement as Call Right Projects because they possess characteristics similar to those of the Company’s initial portfolio, which characteristics include long-term PPAs with creditworthy counterparties and being located in the geographic locations that the Company initially intends to target. While the projects in the Company’s initial portfolio are either completed or are expected to reach COD prior to the end of 2014, the Call Right Projects generally are not expected to reach COD until the fourth quarter of 2014 or later. Other assets of the Sponsor were not included in the Company’s initial portfolio or in the Call Right Projects because such assets generally do not fit one or more of the characteristics of the Company’s initial asset profile.

11.	In your description of your initial portfolio, please explain why these assets were determined to comprise your initial portfolio.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 5 and 122 of the Prospectus to explain why the listed assets were determined to comprise the initial portfolio. The Company also refers the Staff to the response to comment number 10 above.

12.	In addition to your description of the Call Rights Projects, please provide a description of the ROFO Projects.

U.S. Securities and Exchange Commission

Response: The Company respectfully advises the Staff that the ROFO Projects are not specifically identified in the Support Agreement because whether a project constitutes a ROFO Project is dependent upon the Sponsor’s future decision to sell or transfer a project that is not otherwise a Call Right Project. As a result, the Company cannot provide a list of ROFO Projects. The Company has added disclosure on pages 2, 95 and 118 of the Prospectus to clarify that the ROFO Projects are not identified in the Support Agreement.

Cash Available for Distribution, page 6

13.	We note that cash available for distribution is reduced by “non-expansionary capital expenditures.” We also note your reference to “growth capital expenditures” throughout your filing beginning on page 32. Please tell us and revise your disclosures to specify how you define these terms.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 35, 77, 80 and 82 of the Prospectus and defines the terms cited in the Staff’s comment as follows:

Non-expansionary Capital Expenditures – Non-expansionary capital expenditures represent capitalized expenditures in respect of the maintenance and up-keep associated with our project portfolio. These expenditures typically include the costs of replacing solar inverters, which generally have a life of 10 to 20 years as compared to an expected life of 30 years for solar panels. When these expenditures are paid from operating cash flows they reduce the cash otherwise available for distribution.

Growth Capital Expenditures – Growth capital expenditures represent costs and expenses associated with the acquisition of projects from third parties and the Sponsor and capitalized expenditures at existing sites to expand capacity.

Industry Overview, page 6

14.	Please provide support for the statement regarding the “$802 billion [of expected high growth in the clean power generation market] which is expected to be invested in solar PV generation assets.”

Response: In response to the Staff’s comment, the Company respectfully notes that the reference to $802 billion is sourced from the chart titled “Annual Investment in Global Solar PV Energy ($ in billions), 2013-2020” on page 111 of the Prospectus. The Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support the information set forth in such chart.

15.	Please provide the basis for your belief that “the solar segment of the clean power generation industry is particularly attractive as declining solar costs and increasing grid electricity costs are accelerating the attainment of grid parity in various markets,” as well as your expectation that “a number of additional markets in [y]our target geographies will reach grid parity in the coming years.” Please also provide the rationale for your statement that “[s]olar energy generation benefits from governmental, public and private support for the development of solar energy projects due to the environmentally friendly attributes of solar energy.”

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support the statements in the Prospectus cited in the Staff’s comment. In response to the Staff’s comment regarding grid parity, the Company is providing third-party research that projects that the cost of producing electricity using traditional fossil fuels (e.g., coal and oil) will increase over the next few years as the cost of those fuels rises, the facilities using traditional fossil fuels age and the costs of compliance with applicable environmental regulations increase. At the same time, the cost of generating electricity using solar PV panels is expected to decrease over the next few years. As set forth in Appendix 2, Bloomberg New Energy Finance projects a more than 60% decline in the average total installation cost of solar PV panels over the ten-year period ending in 2020. The Company believes that these two trends will result in grid parity in certain important electricity markets over the next few years. The first markets to achieve grid parity will be those where traditional electricity generation is particularly expensive for reasons specific to those markets, such as limited grid capacity or the presence of older, less efficient fossil fuel facilities or more stringent environmental regulation. The Company has revised the disclosure on pages 1, 2, 92, 117 and 118 of the Prospectus to further elaborate on how it views grid parity.

With respect to the statement that solar energy generation benefits from governmental, public and private support, the Company respectfully refers the Staff to the section “Business—Government Incentives” beginning on page 131 of the Prospectus, which describes in detail the incentives offered with respect to renewable energy. These incentives have helped to catalyze private sector investments in solar energy and efficiency measures and accelerate the attainment of grid parity in certain markets.

Our Business Strategy, page 7

16.	Please provide support for your belief that “the solar segment is attractive because there is no associated fuel cost risk and solar technology has become highly reliable, requires low operational and maintenance expenditures and a low level of interaction from managers, and solar projects have an expected life which can exceed 30 to 40 years,” as well as the statement that “solar energy generation facilities generally operate under long- term PPAs with terms of up to 25 years.”

Response: In response to the Staff’s comment, the Company notes that there is no fuel cost associated with solar energy (unlike traditional energy generation where the input has an associated cost, e.g. coal or oil). The reliability of solar generation assets is evidenced by their high availability factor. For example, the generation availability across the Company’s initial project portfolio was approximately 99.0% for the year ended December 31, 2013. Furthermore, the Company believes that its Sponsor’s extensive experience with solar power projects demonstrates that solar generation assets require minimal operations and maintenance expenditures compared to traditional generation assets, in order to continue to operate efficiently. For example, the Sponsor’s operations and maintenance expense for 2013 was equal to approximately $0.01 per KWh and represented approximately 10% of its net sales. Finally, the Company has revised the disclosure relating to the terms of PPAs to be 20 years, which is the most typical term for the PPAs for each of the projects in the Company’s initial portfolio. The tables on pages 4, 6, 123 and 128 of the Prospectus provide information regarding the terms of these PPAs.

U.S. Securities and Exchange Commission

Our Competitive Strengths, page 8

17.	Please provide support for the statements that “[y]our Sponsor was the world’s second largest installer of solar energy facilities in 2012” and “[y]our Sponsor “has demonstrated a successful track record of sourcing long duration capital to fund project acquisitions.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 121 of the Prospectus to state that the Sponsor has been one of the top five developers and installers of solar energy facilities in each of the past four years. In addition, the Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support that revised statement in the Prospectus.

In addition, based on the Sponsor’s internal records, the Sponsor has raised an aggregate of approximately $5.0 billion in financing since 2005 to fund project acquisitions and construction. SunEdison has consistently raised long-term debt for projects, with tenors typically ranging from 15 to 20 years, with several financings in excess of 20 years. The Company believes this demonstrates the Sponsor’s success at sourcing long duration capital to fund project acquisitions.

Agreements with our Sponsor, page 9

18.	In an appropriate place in this disclosure, please discuss how you intend to resolve conflicts as it relates to potential acquisition opportunities considering those opportunities are likely to be presented to the same individuals that serve in senior capacities for both companies. In this regard, we note your stated intent to acquire other assets from third party developers in order to grow your business.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 12 and 13 of the Prospectus. In addition, the Company refers the Staff to the response to comment number 10 above.

Organizational Transactions, page 11

19.	Although your disclosures in footnote 2 of the organizational chart on page 14 and on page 147 indicate that Yield Operating LLC will enter into new Revolver and Term Loan facilities, the organizational chart itself suggests that these facilities will be entered into by Yield LLC. Please revise your disclosures accordingly or explain to us the reasons for your presentation.

Response: In response to the Staff’s comment, the Company has revised the organizational chart on page 16 of the Prospectus to indicate that Yield Operating LLC will enter into the new Revolver and Term Loan.

Offering Transactions, page 12

20.	In an appropriate place in this section, please disclose the amount(s) that your Sponsor will receive in conjunction with this offering, including the value of the Class B common stock and interests in Yield LLC to be issued to your Sponsor.

Response: In response to the Staff’s comment, the Company has amended the disclosure on pages 21 and 68 of the Prospectus to clarify that the Sponsor will not receive any of the proceeds from the offering. The Company respectfully advises the Staff that the Company has not

U.S. Securities and Exchange Commission

included any additional disclosure on the value of the Class B common stock and the Class B units to be issued to the Sponsor. The Company does not believe that it is able to subscribe a value to the Class B common stock and Class B units based on the expected value of the Class A common stock due to the differences between the terms of those securities compared to the terms of the Class A common stock.

Certain Risk Factors, page 16

21.	We note your disclosure regarding risks associated with your business and an investment in your Class A common stock. Please also clearly disclose that the holder of your Class B common stock, your Sponsor, will collectively be able to control all matters submitted to your stockholders for approval even if their holdings represent less than 50% of the outstanding shares of common stock. Please also more clearly disclose your election under Section 107(b) of the JOBS Act, including the risks and implications of such election.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 18, 19, 53, 60, 61, 65, and 138 of the Prospectus.

The Offering, page 18

22.	We note your disclosure that “[y]our Sponsor, as the holder of [y]our Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future following this offering.” Please confirm here if you plan to rely on the “controlled company” exemptions provided under the rules of the New York Stock Exchange or the Nasdaq Stock Market, as applicable. In this regard, we note your disclosure on pages 125 and 55. Please also disclose if you plan to pay dividends, now or in the future, to holders of your Class B common stock.

Response: In response to the Staff’s comment, the Company has added disclosure on page 24 of the Prospectus and revised the disclosures on pages 60, 61 and 138 of the Prospectus to indicate that it intends to rely upon the “controlled company” exemption. The Company has also revised the disclosure on pages 22 and 23 of the Prospectus to confirm that shares of Class B common stock are not entitled to participate in dividends, except in the case of a stock dividend.

Risk Factors, page 27

Our indebtedness could adversely affect our financial condition. . . , page 32

23.	We note your disclosure on page 62 that you plan to use a portion of the net proceeds from this offering to repay the Bridge Facility. Here or in another risk factor, please disclose any risks associated with non-payment of the indebtedness under the Bridge Facility. Please also discuss any risks associated with a failure to enter into the Revolver and Term Loan.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it intends to finalize the terms of the Revolver and Term Loan with its new lenders prior to the effectiveness of the registration statement. The Company intends to fund such facilities, consistent with agreed upon terms and forms, contemporaneously with the completion of the offering. The Company does not believe the offering could be completed without the concurrent execution of the Revolver and Term Loan. As such, the Company does not believe there is any

U.S. Securities and Exchange Commission

material risk that such new facilities will not be available to it, on terms acceptable to the Company or at all, as of the completion of the offering. The Company has, however, added disclosure on page 36 of the Prospectus regarding risks associated with non-payment of the indebtedness under the Bridge Facility.

Our business is subject to substantial governmental regulation. . ., page 38

24.	Please also discuss, here or in another risk factor, the risks associated with foreign laws and regulations on your business activities, including but not limited to regulations in the U.K., Canada and Chile. In this regard, we also note your risk factor regarding anti-corruption laws and regulations on page 46. As an example, please include a risk that discusses the potential for changes to foreign policies relating to renewable energy, if material.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 42 and 43 of the Prospectus to discuss the material laws and regulations which impact the Company’s business and the risks associated with changes in such laws or regulations.

Risks Inherent in an Investment in Us, page 52

25.	Please add a risk factor clearly stating that there has been no prior market for your Class A common stock and an active trading market may not develop or be sustained, including disclosure of any associated risks.

Response: In response to the Staff’s comment, the Company has added disclosure on page 63 of the Prospectus.

26.	Please also acknowledge the effect that the lock-up agreements, including but not limited to that entered into with your Sponsor, will have upon the liquidity of your Class A common stock.

Response: In response to the Staff’s comment, the Company has added disclosure on page 63 of the Prospectus.

Capitalization, page 63

27.	We note you will be entering into new Revolver, Bridge Facility, and Term Loan arrangements in connections with the offering. Please update your disclosures to include the material terms of these agreements, including the financial covenants you must satisfy prior to making cash distributions to your Class A shareholders, or provide an appropriate cross-reference to such disclosures.

Response: In response to the Staff’s comment, the Company has added a cross-reference on page 69 of the Prospectus directing investors to the descriptions of our financing arrangements in “Description of Certain Indebtedness.” The Company has added additional disclosure relating to the material terms of the Bridge Facility on pages 161 and 162 of the Prospectus. The Company confirms that it will revise the disclosure in that section to describe all material terms of the Revolver and Term Loan as soon as those terms are known and, in any event, prior to the preliminary prospectus being distributed to potential investors.

U.S. Securities and Exchange Commission

Unaudited Pro Form Cash Available for Distribution for the Year Ended December 31, 2013, page 69

28.	We note your statement that your calculation of unaudited pro forma cash available for distribution does not include the incremental general and administrative expenses that you expect to incur as the result of being a publicly traded company. Since your cash distributions will be dependent upon those costs, please revise your table to include the estimated incremental costs of being a publicly traded company and explain to us and disclose how you estimated the amounts.

Response: In response to the Staff’s comment, the Company has clarified on page 75 of the Prospectus that the Company’s calculation of unaudited pro forma cash available for distribution includes the management fee payable to the Sponsor under the Management Services Agreement. The calculation does not include any incremental general and administrative expenses as a result of being a publicly traded company because those expenses will be paid by the Sponsor under the Management Services Agreement. However, the Company has disclosed on page 75 of the Prospectus what its estimated incremental general and administrative expenses would have been if the Sponsor were not paying for those expenses, and disclosed how it estimated that amount. The Company has clarified in footnote (1) on pages 77 and 80 of the Prospectus that the general and administrative expenses included in both the unaudited pro forma cash available for distribution for the year ended December 31, 2013 and the estimated cash available for distribution for the twelve months ending June 30, 2015 and December 31, 2015 do not include any incremental expenses as a result of being a public company.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2015 and December 31, 2015, page 71

29.	We note that you provide estimated cash available for distribution tables for the twelve months ended June 30, 2015 and December 31, 2015. Considering there is currently a six-month gap between the end of the historical pro forma period and the beginning of the projected pro forma period, please tell us how you determined it was appropriate to present projections for these periods. Also explain to us and disclose why you present projected periods that partially overlap and how you are able to provide reliable estimates through December 31, 2015. In all future amendments, please disclose whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

Response: In response to the Staff’s comment, the Company has presented cash available for distribution for the twelve months ended June 30, 2015 as this period reflects the entire twelve-month period following the projected completion date of the offering. The Company believes that this information is particularly material for investors since it correlates with the expected commencement of their ownership interest. In addition, the Company has presented cash available for distribution for the twelve months ended December 31, 2015 as this period reflects the first full fiscal year following the projected completion date of the offering and the Company expects that all of the projects in its initial portfolio will have achieved COD by the beginning of such period. The Company believes that it is able to provide reliable estimates of cash available for distribution through December 31, 2015 based on the fact that each project in its initial portfolio has an executed PPA that provides significant visibility to the Company’s future revenues and the Management Services Agreement provides visibility to a significant portion of the Company’s expenses following the offering.

U.S. Securities and Exchange Commission

The Company further confirms that it will disclose any material events that have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the project pro forma period in future amendments. The Company confirms that no such events have been identified as of the date hereof.

Assumptions and Considerations, page 74

30.	We note that you identify the acquisitions of the Stonehenge and Norrington solar energy systems as the primary contributor to expected fluctuations in your operating results between periods. Please quantify the expected change attributable to those acquisitions within each line item explanation. To the extent that a fluctuation is insignificant when excluding the impact of the acquisitions, please address the reasons why those items are expected to remain flat. To the extent there are significant fluctuations between the historical and projected periods, please ensure you explain the reasons for such changes in sufficient detail.

Response: In response to the Staff’s comment and as a result of the inclusion of additional projects in the Company’s initial portfolio, the Company has added disclosure on pages 88 and 89 of the Prospectus.

Total Operating Revenue, page 75

31.	Please revise to discuss the anticipated changes in the operations of your existing projects in addition to the new projects achieving commercial operation. Please tell us what consideration was given to including an in-depth discussion of the reasons for the changes, such as forecasted volume and prices as compared to historical measures.

Response: The Company respectfully informs the Staff that it does not expect significant changes in the operations of existing operating projects. The forecasted changes to volume and prices as compared to historical measures are primarily due to additional projects being placed into operation and the expected energy generation and incentive revenue related to those additional projects.

Unaudited Pro Forma Consolidated Financial Date, page 78

32.	Please address the following comments related to your pro forma financial statements:

•	Please confirm you will present all pro forma adjustments on a gross basis.

•	Please disclose the interest rate(s) associated with your assumed debt financings and confirm that they will be based on either the current interest rate or the interest rate for which you have a commitment. If actual interest rates can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company confirms that it will present all pro forma adjustments on a gross basis. In addition, the Company has added disclosure to footnote (4) on page 87 of the Prospectus with respect to the interest expense associated with the Bridge Facility as of March 31, 2014. The Company has also specified in footnote (5) on page 87 of the Prospectus the assumed interest expense associated with the Term Loan and, pursuant to the Interest Payment Agreement, the Sponsor has agreed to pay all of the interest owing under the Term Loan for a period of approximately three years following the offering. However, the Company will still recognize the interest expense associated with the Term Loan and, therefore, has adjusted the pro forma presentation accordingly.

33.	We note the revenue line on page 80 is incorrectly labeled as operating costs and expenses. Please revise here and elsewhere throughout your filing, such as on page 83.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 99 of the Prospectus.

34.	Please revise your disclosure to provide pro forma basic and diluted earnings per share and the number of shares used in each calculation. Further, provide a footnote which makes the computation of pro forma earnings per share clearly determinable. Refer to Article 11-02(b)(7) of Regulation S-X. The denominator in the pro forma EPS computations should include only those offered shares whose proceeds are being reflected in pro forma adjustments in the income statements, such as repayment of debt. In addition, please tell us how you intend to treat Class B units of Yield LLC in your diluted EPS computations considering they are exchangeable into your Class A common stock. See ASC 260-10-55-20.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page 86 of the Prospectus to include in the table line items disclosing pro forma basic and diluted earnings per share and the number of shares used in such calculations. The Company does not expect the conversion of Class B units of Yield LLC into Class A common shares to have a dilutive effect on earnings per share.

35.	We note your disclosure on page 80 that general and administrative expenses include certain historical costs incurred by your Sponsor and allocated to your accounting predecessor. We also note that you expect your future G&A expense will be comprised primarily of the management fee that you will pay your Sponsor for the management and administration services provided to you under the Management Services Agreement. Please address the following comments:

•	Since agreements with related parties are by definition not at arm’s length and may be changed at any time, please disclose here and within your financial statement footnotes, when practicable, management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See SAB Topic 1.B.1.

•

We note that you have not made any pro forma adjustments to G&A expense related to the management fee payments you expect to make to your Sponsor. Since these payments will be made on a continuing basis, are directly attributable to the underlying transactions and will result from a formal Management Services Agreement, please tell us why these payments did not result in any pro forma adjustments. In doing so, please explain if you expect the management fee to be

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materially different than your historical G&A costs. Also clarify if you anticipate going forward that the management fee will reflect all costs of doing business or if additional Sponsor allocations will be necessary under SAB Topic 1.B.1.

Response: In response to the Staff’s comment, the Company has provided disclosure in footnote (1) on pages 77 and 86 of the Prospectus of the estimated general and administrative (“G&A”) expenses that it would have incurred to operate as a public company on a stand-alone basis. On a stand-alone basis, the Company estimates that G&A expenses would have been approximately $4.2 million for the year ended December 31, 2013 compared to the allocated amount of $2.7 million for the same period.

The Company also notes that the historical operations as included in the predecessor financial statements are not fully representative of the size and complexity of the entity expected in future periods and the allocations presented in the historical financial statement footnote disclosure represent the costs that would have been incurred based on the size and complexity of the business had it been operated as an unaffiliated entity.

In addition, the Company confirms it will include a pro forma adjustment for the G&A expense related to the management fee payments pursuant to the Management Services Agreement when the payment structure under such agreement has been finalized. The Company expects that the payments pursuant to the Management Services Agreement will be materially less than the historical G&A costs as disclosed in the financial statement footnotes and will be less than the actual costs the Company would incur if the Company operated the business without the Management Services Agreement and had to retain third parties to provide the services our Sponsor will provide pursuant to the Management Services Agreement. The Company has added disclosure to that effect in footnote (3) on pages 86 and 87 of the Prospectus.

36.	We note that you granted restricted share awards to each of your executive officers on January 31, 2014 and that you intend to issue restricted shares to your CEO prior to the completion of the offering. We further note that these awards will vest over a three year period, subject to accelerated vesting upon certain events. Since it appears that compensation expense will have a continuing impact as the awards vest, please include the impact of these awards within your pro forma financial statements or tell us why you believe they should be excluded. In your response, please tell us the total expected compensation expense related to these awards.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (2) on page 86 of the Prospectus to include the impact of the awards granted to our executive officers and other employees within the pro forma financial statements. The amount of compensation expense related to the awards reflected in the pro forma adjustment is $0.8 million. The total expected compensation expense related to these awards is approximately $3.8 million, which will be recognized over the three-year vesting period as these awards vest.

37.	We note the pro forma consolidated balance sheet reflects the effect of the Norrington and Stonehenge asset acquisitions. We assume you are aware of the useful lives of these assets and therefore are able to determine the associated depreciation and amortization cost. To the extent material, please revise your pro forma footnotes to disclose the anticipated useful lives of these assets and the related estimated annual depreciation and amortization expense. Lastly, disclose the nature of the intangible assets acquired and if they are finite or indefinite lived intangible assets.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment and the addition of a recent business combination subsequent to the initial submission, the Company has updated the disclosure on page 89 of the Prospectus for the recent acquisition in addition to the previously included Norrington and Stonehenge acquired assets. The Company has also updated the disclosure in the pro forma footnotes on page 89 of the Prospectus to include the anticipated useful lives of these projects and related estimated annual depreciation and amortization expense. The purchase accounting to determine the amount of the estimated annual depreciation and amortization expense has not been completed as of the date of the Amendment but will be included in a future amendment to the registration statement.

In addition, the Company has included additional disclosure in the pro forma footnotes on page 89 of the Prospectus to reflect the nature of the intangible assets acquired and related amortization periods.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 85

Overview, page 85

38.	Revise your overview to discuss which of your energy markets are in grid parity at the present time or anticipated to be in grid parity in the near future. Further, please provide disclosure regarding how grid parity is achieved and how government incentives, such as renewable energy credits, are considered when analyzing grid parity.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 2 and 118 of the Prospectus.

Project Operations and Generation, page 86

39.	We note a significant portion of your revenues will be derived from the sale of green energy certificates that you earn based on a certain level of generation. Please disclose who administers the process for granting these certificates and how the amounts recorded are calculated.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 43, 93, 133, 134 and F-13 of the Prospectus.

Scalability, page 88

40.	We note that you expect that your revenues will increase at a higher rate than your costs and expenses. Please provide further details regarding the reasons for this belief, as well as for your belief that “[y]our ability to scale [y]our operational, acquisition and financial management capabilities [. . .] based upon the existing management capabilities and infrastructure of [y]our Sponsor” “will have a positive impact on [y]our results of operations as [you] complete acquisitions in the future.”

Response: The Company has deleted from the Prospectus the disclosure concerning the scalability of the Company’s business as a result of revisions to the Management Services Agreement relating to how the management fee will be calculated.

U.S. Securities and Exchange Commission

Components of Results of Operations, page 91

41.	Please elaborate upon your discussion here to explain how the various incentives and subsidies you are eligible to receive from various jurisdictions will impact your results of operations and, if material, quantify such amounts. For example, we note your risk factor on page 39 that discusses the potential changes that could be made to such programs and we note your disclosure on page 114 that indicates some of the sources of such incentives.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that it receives various incentives and subsidies and the quantification of those incentives and subsidies is disclosed in the section titled “Combined Results of Operations of Our Predecessor” on page 99 of the Prospectus. Based on the composition of the historical operations of the predecessor, the incentives and subsidies (specifically, SRECs and PBI as discussed further in response to comment 61 below) account for the majority of the revenue. The incentives and subsidies are primarily based on the energy generated and fixed prices, therefore, the impact on the results of operations is dependent on the energy generated. These state programs are treated as revenue and not as a reduction of property and equipment as there is a requirement to generate energy over a period of time to remain qualified for the subsidies.

The incentives discussed in the risk factor on pages 42 and 43 of the Prospectus (including ITCs) are different than the SREC and PBI incentives discussed in the results of operations. Because ITCs are granted at the time of completion of a project, rather than as energy is generated, the Company does not expect that changes to ITC programs would have a material impact on its results of operations.

Components of Results of Operations of Our Predecessor, page 92

42.	Please revise your discussion of operating results to provide additional insight regarding the fluctuations between periods. Your disclosures should provide investors with a view of the company through the eyes of management. For example, revise your disclosure to explain why incentives revenue decreased in fiscal 2013 despite the increase in energy volume.

Response: In response to the Staff’s comment, the Company has revised the discussion of operating results on page 100 of the Prospectus to explain fluctuations in incentive revenues between years with consideration to the changes in energy volumes.

Critical Accounting Policies and Estimates, page 98

Stock-based Compensation, page 99

43.	We note your disclosure on page 130 that each of your executive officers was granted restricted shares on January 31, 2014 in connection with the formation of Yieldco. We also note that the restricted shares will convert into Class A common stock. Revise your disclosure to indicate how you estimated the fair value of your restricted stock awards. In this regard, please disclose and tell us the methods that management used to determine the fair value of the restricted shares and the nature of the material assumptions involved. Since we note that you also intend to grant restricted shares to your CEO prior to completion of the offering, please continue to provide us with updates for all awards subsequent to this request through the effective date of the registration statement.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company has added disclosure on pages 106, 107 and 142 of the Prospectus. The Company confirms that it will continue to provide the Staff with updates for all awards granted through the effective date of the registration statement.

Industry, page 100

44.	Please provide the source for the chart titled “Global Solar PV Demand (GW)” on page 102 of your prospectus.

Response: In response to the Staff’s comment, the Company has revised the chart specified in the Staff’s comment and disclosed the source for such revised chart. The revised chart is titled “Global Solar PV Installations (GW), 2010 - 2020” on page 111 of the Prospectus. In addition, the Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support the information in such chart.

Key Drivers of Solar Energy Growth, page 104

45.	Please provide support for the statement that “[o]n a global basis, the average total installation cost of solar PV panels, including all components, is expected to decline by nearly 50% in the seven-year period ending in 2017. In 2011, the average installation cost per watt of capacity was $3.32, and by 2017, this number is expected to fall to $1.71.”

Response: In response to the Staff’s comment, the Company has revised the statements cited in the Staff’s comment and has disclosed the source of the revised statements on page 112 of the Prospectus. In addition, the Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support such statements.

Solar Energy Markets, page 105

46.	Please provide the source for the chart titled “US PV Demand Forecast (GW)” on page 105 of your prospectus. Please also provide the basis for your statements regarding United States solar industry installations in the utility, C&I and residential segments on page 106, as well as the basis for the statements about electricity generation capacity and/or solar generation in Canada, the United Kingdom and Chile on page 107.

Response: In response to the Staff’s comment, the Company has revised the chart specified in the Staff’s comment and disclosed the source for such revised chart. The revised chart is titled “US Solar PV Installations (GW), 2010 - 2020” on page 114 of the Prospectus. In addition, the Company has added disclosure on pages 114, 115 and 116 of the Prospectus to explain the basis for the statements cited in the Staff’s comment. The Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support such statements and the information in such chart.

U.S. Securities and Exchange Commission

Business, page 108

Our Portfolio, page 113

47.	Please elaborate upon this discussion to discuss and quantify the portion of revenues under the PPAs for the U.K. projects that are subject to price adjustments and state when such adjustments could be triggered. Please also elaborate upon this discussion to discuss and quantify the PPAs that allow the offtake purchaser to terminate or buy out a portion of the project. We note your discussion of these risks on page 27 but believe enhanced disclosure of these terms would help readers appreciate the magnitude of these risks.

Response: In response to the Staff’s Comment, the Company has added disclosure on pages 30, 82, 93 and 126 of the Prospectus.

Competition, page 116

48.	Please provide further details regarding the competitive conditions in which you operate, including but not limited to, if material, an estimate of the number of competitors and your competitive position. Please also provide the basis for your belief that “[you] compete favorably with [y]our competitors.” Please see Item 101(c)(1)(x) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure on page 128 of the Prospectus to provide further details regarding the competitive conditions in which the Company operates.

Environmental Matters, page 116

49.	We note your disclosure on page 42 regarding the environmental regulations to which you may be subject. Please revise your disclosure on page 116 to appropriately consider all such regulations, including but not limited to any material estimated capital expenditures for environmental control facilities for the remainder of your current fiscal year and succeeding fiscal year and for such further periods as you may deem material. Please see Item 101(c)(1)(xii) of Regulation S-K.

Response: The Company has revised the disclosure on page 129 of the Prospectus in response to the Staff’s comment. The Company respectfully advises the Staff that it does not expect that compliance with environmental laws, regulations and permitting requirements will have a material impact on its business, financial condition or results of operations, and does not expect to incur material capital expenditures for environmental control in the foreseeable future.

State Government Support for Solar Energy, page 119

50.	Please provide the source for the chart depicting renewable portfolio programs, standards and targets by states as of March 2013 on page 120 of your prospectus.

Response: In response to the Staff’s comment, the Company has revised the chart and disclosed the source for the revised chart on pages 115 and 132 of the Prospectus. In addition, the Company is providing the Staff with Supplemental Information attached as Appendix 2 hereto to support the information in such chart.

U.S. Securities and Exchange Commission

Management, page 124

51.	For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please see Item 401 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 136, 137 and 138 of the Prospectus.

Committees of the Board of Directors, page 126

52.	Please revise your disclosure to include the names of each of the members of the committees of your board of directors, as well as any additional members of such board, along with other appropriate biographical disclosure. Please see Item 401 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise the disclosure in the Prospectus in a future amendment to the registration statement to include the names of each of the members of the committees of its board of directors, as well as any additional members of the board of directors, once that information is known.

Certain Relationships and Related Party Transactions, page 137

53.	We note the various project support and management and O&M agreements you summarize here, as well as the licensing agreement between you and SunEdison. Please revise to quantify the amount of the compensation that has been or will be provided under these agreements, consistent with Item 404(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure to pages 149, 150, 151, 152 and 153 of the Prospectus. The Company further confirms that it will complete the information regarding the aggregate purchase price under the Support Agreement and management fee under the Management Services Agreement in a future amendment to the registration statement once that information is known. Finally, the Company respectfully informs the Staff that the Sponsor will not receive any compensation from the Company under the Licensing Agreement.

Index to Financial Statements, page F-1

54.	Please include the audited financial statements of the registrant, SunEdison Yieldco, Inc. in the filing.

Response: The registrant was formed on January 15, 2014 as a wholly-owned subsidiary of SunEdison, Inc. and, accordingly, did not exist during any of the historical financial statement periods included in the Prospectus. Prior to the completion of the offering, the Company will become the owner of all of the solar energy generation assets that will comprise its initial portfolio of projects. These transactions will not change the basis of the assets and liabilities that are currently reflected in the predecessor historical financial statements of the solar energy generation asset business of SunEdison, Inc. included in the Prospectus.

The Company believes that the combined consolidated financial statements of SunEdison Yieldco (a solar energy generation asset business of SunEdison, Inc.) and the unaudited pro forma financial statements that are included in the Prospectus will provide potential investors with an

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accurate representation of the operations and financial position of the Company after completion of all of the contemplated asset transfers and the other transactions undertaken in connection with the offering. In response to the Staff’s comment, the Company has, however, added an audited balance sheet of SunEdison Yieldco, Inc. as of its date of incorporation on January 15, 2014 reflecting its nominal capitalization.

55.	We note that your predecessor financial statements reflect the entities that you intend to acquire from your parent concurrently with the closing of the offering. Since the “Call Right Projects” discussed on pages 4 and 5 represent a group of similar projects that you may acquire and are part of management’s operating history, please tell us what consideration you gave to including any of the “Call Right Projects” within your predecessor financial statements. In particular, tell us if you currently know or expect that you will eventually exercise any of those specific projects.

Response: In reference to the Staff’s comment, the Company continues to evaluate the Call Right Projects and will include within its historical financial statements those projects that are designated to be part of the Company at the closing of the offering. The Company has included 10 additional projects (which were previously listed as Call Right Projects) in the description of its initial portfolio and in the predecessor financial statements because such projects are now scheduled to be acquired by the Company prior to the consummation of the offering.

The Company’s business is focused on the operation and maintenance of solar power generation assets. While certain projects currently under construction will be included in the Company’s initial portfolio, going forward the Company does not expect to develop or construct project assets or to assume the risk of development or construction. After the completion of the offering, the Company does not expect to acquire assets prior to the date on which they achieve commercial operation. The projects that have been included in the predecessor financial statements are projects that are either operating or have limited risk to completion. The remaining projects included in the list of Call Right Projects have not started construction or are in the early stages of construction and, therefore, should not be included in the predecessor financial statements. In addition, under the terms of the Support Agreement, the Company has the option, but not the obligation, to acquire the Call Right Projects. As a result, it is not certain at this time that all such Call Right Projects will ultimately be acquired by the Company

56.	We note your disclosure of certain related party transactions on page F-14. As required by Rule 4-08(k)(1) of Regulation S-X, please identify all material related party transactions on the face of your financial statements.

Response: In response to the Staff’s comment, the Company has updated the predecessor financial statements on page F-20 of the Prospectus to include all material related party transactions in accordance with Rule 4-08(k)(1) of Regulation S-X.

SunEdison Yieldco (Predecessor), page F-3

Consolidated Statements of Operations, page F-5

57.

We note a $6.353 million distribution to your Sponsor in fiscal 2013 based on your disclosure on page 26. Please tell us and disclose if the distribution to the Sponsor was a dividend. To the extent the distribution was a dividend, it appears that such dividend is to be paid out of the proceeds of the offering rather than from the current year’s earnings. Please note that when a

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dividend is to be paid out of the proceeds of the offering rather than from current year’s earnings, pro forma per share data should be presented on the face of the financial statements giving effect to the number of shares whose proceeds would be necessary to pay the dividend. Refer to SAB Topic 1.B.3. Please also clarify why this distribution is reflected as an increase in estimated cash available for distribution in your table on page 26.

Response: The Company respectfully informs the Staff that the disclosure of the distribution on page 29 of the Prospectus represented cash retained by the Sponsor as part of the historical operations of the predecessor company. The distribution was not a treated as a dividend. The disclosure on page 29 of the Prospectus has been revised to clarify that the cash was retained by the Sponsor as part of the predecessor historical financial statements and is not representative of future distributions to the Sponsor.

Combined Statements of Equity, page F-6

58.	Explain to us how your single column net parent investment presentation complies with the guidance in ASC 505-10-50-2. In this regard, explain to us why the statement does not reflect changes in the separate accounts that comprise stockholders’ equity, such as retained earnings, paid in capital and, to the extent applicable accumulated other comprehensive income. Explain to us what the beginning retained earnings balance of SunEdison Yieldco, Inc., the registrant, will be subsequent to the formation transactions.

Response: In response to the Staff’s comment, the Company respectfully notes that there are no shares, paid in capital, retained earnings or other components of stockholders’ equity of the predecessor company. The predecessor company is a carve-out of existing assets that were owned by SunEdison, Inc. during all of the historical periods presented. During these periods, the predecessor company did not represent assets separated within a legal entity. Accordingly, the Company believes that the equity presentation of net parent investment complies with the ASC 505-10-50-2 requirements. In addition, accumulated other comprehensive income is not applicable for the historical predecessor combined consolidated financial statements, as there is no adjustment to net income in arriving at comprehensive income. As noted in comment 54 above, the Company has included the audited balance sheet of the registrant, SunEdison Yieldco, Inc. in the Prospectus with beginning retained earnings of $0.

59.	Please advise us whether users of the financial statements can rely upon retained earnings of SunEdison Yieldco, Inc., if applicable and when presented, to represent amounts legally distributable under the applicable state law. Lastly, please revise your disclosures to comply with Rule 4-08(e)(iii) of Regulation S-X with regard to highlighting any restrictions on the retained earnings of the registrant. In this regard, we assume you will know the pertinent restrictions once you finalize the new Term Loan and Revolver facilities. We also note your risk factor disclosure on page 54 that your subsidiaries may be restricted from making distributions to the registrant.

Response: The Company respectfully advises the Staff that under Delaware law, dividends may be paid out of “surplus” as defined under the Delaware General Corporation Law. Surplus is determined as the excess, at any given time, of the net assets of a corporation over the amount determined to be capital, with net assets equal to the amount by which total assets exceed total liabilities. The Company expects that the retained earnings reflected in the Company’s financial statements will represent a portion, but not all, of the Company’s “surplus” and therefore will

U.S. Securities and Exchange Commission

represent, to some extent, a portion of the amount legally distributable under applicable state law. However, dividends may also be paid out of “paid-in capital,” which is the consideration received less the capital amount allocated to the common stock.

The Company respectfully informs the Staff that it will revise the disclosure in future amendments to the registration statement to comply with Rule 4-08(e)(iii) with respect to restrictions on the ability of subsidiaries to make distributions to the registrant once the terms of the Term Loan and Revolver are finalized.

2. Summary of Significant Accounting Policies, page F-8

Property and Equipment, page F-8

60.	Explain to us how you arrived at your policy to reduce the carrying value of the property and equipment by the amount of investments tax credits or grants received and reduce future depreciation expense for such assets. Further, please explain to us in detail why it appears the basis reduction in the plant associated with the grants are not reflected as a cash inflow from investing activity on your predecessor’s combined statements of cash flows. Refer to ASC 230-10-20. Lastly, please disclose the amount of government grants and investment tax credits recognized in the financial statements.

Response: In response to the Staff’s comment, the Company respectfully notes that the Sponsor received the investment tax credits, and grants for the construction of the assets and the amounts were received, prior to the transfer of the completed projects to Company. The investment tax credits and government grants received by the Sponsor were used to offset the cost of construction of the property and equipment, as provided in ASC 740, and the amounts received were based on the invested capital.

The Company presents the assets received from the Sponsor at the net costs of construction which is presented in the cash flow statement as a non-cash contribution of net assets from the Sponsor. As the Company is not involved in the business of the construction of assets, the presentation of the gross cash received by the Sponsor from grants or incentives and also the cash expended by the Sponsor to construct the assets are not representative of the cash flows for the predecessor financial statements. The Company has revised the disclosures in footnote (2) beginning on page F-11 of the Prospectus to clarify that the Sponsor received the tax credits and amounts of the tax credits and government grants included in the financial statements.

Revenue Recognition, page F-9

61.	Citing authoritative accounting guidance where applicable, please address the following comments related to your revenue recognition policies:

•	Explain to us in detail your assessment of whether or not your purchase power agreements (“PPAs”) contain leases. In doing so, explain if you believe solar renewable energy credit (“SRECs”) represent facility outputs or government incentives and tell us how you arrived at your determination. If you believe SRECs represent outputs, please tell us how you account for them prior to sale, including how you allocate costs of production to SRECs and where you classify them on your balance sheet, and tell us the method by which expense is recorded related to SRECs sold. Please revise your disclosures to clarify your accounting policies.

U.S. Securities and Exchange Commission

Response: The Company respectfully advises the Staff that, as discussed below, PPAs that contract for the sale of the MWh generated from a specified solar asset where no solar renewable energy credits (“SRECs”) are generated meet the GAAP definition of a lease of that specified solar asset. PPAs that contract for the sale of the MWh and where SRECs are generated are not leases as the SRECs are considered to be facility outputs. All revenue from both the lease and non-lease PPAs are recognized when the outputs are delivered to the underlying PPA customer.

All PPAs are designed to provide a contracted revenue stream for the underlying assets in order to support the construction of the facilities and provide a reasonable return on the assets. Renewable PPAs also help the customers (generally a utility) meet state renewable portfolio standards. PPAs with solar assets that do not produce SRECs provide the offtaker with exclusive rights to 100% of the MWh generated from the facility and the power sold under the agreement cannot be provided by an alternative source. As a result, it is unlikely that any other party will take more than a minor amount of the expected output. Furthermore the agreements include a contract price in dollars per MWh adjusted for seasonality and a time of day factor which cannot be predicted, and accordingly, the contractual payments are neither fixed nor equal to current market prices. In accordance with ASC 840-10-15-6(c) an arrangement is a lease when it is remote that one or more parties other than the purchaser will take more than a minor amount of the output generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.

The four lease classification criteria considered by the Company for classifying leases are set forth in ASC 840-10-25-1. The Company has evaluated the term of each PPA as a percentage of the useful life of each of the leased assets and determined that the lease term in all cases is less than 75% of the useful life of the assets and there is no bargain purchase or expected transfer of ownership to the offtaker in any of the PPAs. The Company has also determined that all of the rental income is contingent rent, there are no minimum lease payments and accordingly the present value of the minimum lease payments is $0. Accordingly, the PPAs are accounted for as operating leases. It should be noted that because there are no minimum lease payments, as the output cannot be predicted, all of the rental income is contingent rent. As a result, the revenue associated with the PPAs is recorded as the electricity is delivered and the contingency is resolved. The related revenue is recognized in the same manner as it would be recognized if the contract did not qualify for lease accounting.

PPAs with solar assets that produce SRECs provide the offtaker with the exclusive right to 100% of the MWh generated from the solar asset, however, another party has the contractual rights to the SRECs. For the year ended December 31, 2013, the projects with revenue from SRECs accounted for approximately 80% of the total revenue from the sale of electricity, and accordingly are considered more than a minor amount. In these arrangements, the PPA is not a lease as none of the criteria in ASC 840-10-15-6 are met (the Company continues to maintain and operate the property).

The Company believes that the SRECs represent facility outputs and records the SRECs as inventory on the balance sheet or sold directly to the third party. There are no additional costs of production of the SRECs in addition to the normal costs to generate revenue to be recorded. The SRECs are sold when they are generated and the Company held no SRECs at either balance sheet date of December 31, 2013 or 2012.

U.S. Securities and Exchange Commission

•	Explain to us why you believe the timing of your SREC revenue recognition is appropriate. Tell us if you typically sell SRECs to PPA counterparties, other third parties, or both or if you primarily utilize them to pay principal and interest due on the solar program loans described on page F-12. Explain how you considered the multiple-element arrangement guidance of ASC 605-25.

Response: In response to the Staff’s comment, the Company believes that timing of revenue recognition is appropriate based on the type of contract entered into. Specifically, revenue is recognized when the SREC is delivered to the counterparty. Based on the terms of each SREC agreement, SREC is recognized as inventory when the energy is created that generates the SRECs; however, the Company had no inventory of SRECs at its balance sheet dates. The Company sells SRECs to PPA counterparties. As disclosed in the footnote on page F-13 of the Prospectus, the SRECs that are used to pay principal and interest are limited to one solar program loan and discussed further below.

•	Explain to us in greater detail the nature, mechanics, and key terms of your PBI arrangements and clarify why you believe the timing of your PBI revenue recognition is appropriate.

Response: In response to the Staff’s comment regarding PBI (Production Based Incentives) arrangements, the Company has a PBI arrangement with the state of California. PBI arrangements within the state of California are agreements whereby the Company will receive a set rate multiplied by the kWh production on a monthly basis for 60 months. The PBI revenue is recognized as energy is generated over the measurement period. The Company recognizes revenue based on the rate applicable at the time the energy is created and adjusts the amount recognized when the Company meets the threshold that qualifies it for the higher rate.

PBI in the state of Colorado (also referred to as Solar Rewards or Renewable Energy Credits) has a 20 year term at a fixed price per kWh produced. The revenue is recognized as energy is generated over the term of the agreement.

•	Revise your disclosures to separately quantify your SREC and PBI revenue.

Response: In response to the Staff’s comment regarding separately quantifying the SREC and PBI revenue, the Company has revised the disclosure to separately quantify the SREC and PBI revenue.

•	For illustrative purposes, please provide us with a complete sample of journal entries you record related to SRECs, beginning at the time of their generation and concluding with their sale.

In response to the Staff’s comment regarding journal entries, the Company has SRECs with one customer, PSEG, and accounts for them as noted below. The Company provides the following sample journal entry for the other types of SRECs that would be recorded for other arrangements not included in the historical financial statements:

U.S. Securities and Exchange Commission

Sale of SREC to 3rd party

Debit             Accounts Receivable

            Credit             SREC Revenue

Collection of cash from third party

Debit             Cash

            Credit             Accounts Receivable

The net result of the above journal entries is the recording of the SREC revenue and cash.

•	Explain to us why the terms of your solar program loans were structured such that the SRECs are transferred directly to Yieldco’s creditors to reduce principal and interest payments. Please illustrate to us how you account for such loans by providing sample journal entries.

Response: In response to the Staff’s comment regarding solar program loans, the Company has provided the following terms of the solar program loans:

The State of New Jersey’s Renewable Portfolio Standards (“RPS”) mandate that electricity suppliers provide a percentage of their electricity sales from solar generation. To facilitate said mandate, the New Jersey Board of Public Utilities (“BPU”), through its Office of Clean Energy, established the use and trading of SRECs. The SRECs are tracked using the Generation Attributes Tracking System (“GATS”) operated by PJM-Environmental Information Systems (the “SREC Program Administrator”). An SREC represents one megawatt hour of solar electricity production. The New Jersey Clean Energy Program (“NJCEP”) allows for SRECs to be created, verified, tracked, sold to, and eventually retired by, electricity suppliers to meet their RPS solar requirement.

In order to reduce electricity supply costs to its ratepayers and assist the State in achieving its environmental objectives under the New Jersey RPS and New Jersey’s Energy Master Plan, the lender developed a solar loan program (the “Program”) to provide financing to developers of solar projects and to electric distribution customers who develop solar photovoltaic generation projects at facilities located within the lender’s electric distribution service territory that satisfy the eligibility and the Program requirements.

Below is a sample of the journal entries for the SREC’s used in the PSEG arrangement. The SREC revenue amount is determined each month based on the SRECs generated and the sale price determined by the agreement. As the SRECs are transferred immediately upon creation, there is no inventory of these SRECs at each period end.

Interest on Notes Payable

Debit             Interest Expense

            Credit             Accrued Interest

SRECs generated monthly

Debit                 Accrued Interest

Debit                 Note Payable

            Credit             SREC revenue

U.S. Securities and Exchange Commission

Deferred Revenue, page F-9

62.	We note that deferred revenue consists of upfront incentives or subsidies received from various state governmental jurisdictions that are deferred and recognized as revenue on a straight-line basis over the depreciable lives of solar energy systems. We also note your disclosure on page F-8 that investment tax credits or grants from government agencies are reflected as a reduction of the carrying value of property and equipment. Please explain to us the differences between those grants recognized as a reduction of depreciation expense and those recognized as revenue over the depreciable lives of the related assets. Also explain to us why your revenue recognition policy does not appear to address revenues related to your deferred revenue balance.

Response: In response to the Staff’s comment, the Company notes that investment tax credits or grants from government agencies that are part of a program to subsidize the costs to construct a solar energy system and are determined based on the cost to construct that system are treated as a reduction to the carrying value of the property and equipment in accordance with ASC 740. These are grants related to the construction of the assets and are recognized at that time when the credits are measurable. There are no conditions in this type of subsidy program related to the performance or energy generation.

Certain state or local government agency-sponsored incentive programs provide subsidies based on the condition that the solar energy system operates and produces renewable energy over a defined period of time. Certain of these programs have recapture periods. This type of subsidy is recognized over the performance period when energy is generated and the amount of the subsidy becomes measurable, and the recapture period expires.

The Company has revised the disclosure in footnote (2) on page F-13 of the Prospectus to further clarify the revenue recognition related to deferred revenue.

Item 16. Exhibits, page II-3

63.	Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

Response: The Company confirms that it will file all required exhibits sufficiently in advance of effectiveness of the registration statement to provide the Staff with sufficient time to review them and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits. The Company expects to file substantially all of the required exhibits with its next submission.

Item 17. Undertakings, page II-3

64.	Please revise to provide the undertakings required at Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosure to Item 17 on page II-3 of the Amendment.

U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers Dennis M. Myers, P.C.

cc:	Carlos Domenech
Kevin Lapidus
Sebastian Deschler

SunEdison Yieldco, Inc.